January 18, 2018

VIA EDGAR

Ashley Vroman-Lee

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington DC 20549

Re:	Steadfast Alcentra Global Credit Fund
File Nos. 333-214405; 811-23210

Dear Ms. Vroman-Lee:

On behalf of Stira Alcentra Global Credit Fund (formerly known as Steadfast Alcentra Global Credit Fund) (the “Fund”), please find transmitted herewith for filing the Fund’s response to verbal comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) issued on January 3, 2017, with respect to the above-captioned filing. References to page numbers (other than in headings taken from the Commission’s comments) are to pages of Post-Effective Amendment No. 3 to the Company’s Registration Statement on Form N-2 (the “Registration Statement”), filed with the Commission on January 18, 2018, and prospectus (the “Prospectus”) and Statement of Additional Information (the “SAI”) included therein. We respond to the specific comments of the Staff as follows:

Prospectus Cover Page

1.	It appears that the sales load for Class A shares exceeds the FINRA cap on commissions. If the sales load equals or exceeds the FINRA cap for Class A shares, please include the sentence at the end of footnote 2 as a separate bullet point on the prospectus cover page. If you do not believe that the sales load for Class A shares exceeds the FINRA cap on commissions, please respond in writing.

Response: The Fund advises the Staff that FINRA Rule 5110 includes within the 8.0% cap all “items of value” that are paid to the dealer manager and other broker-dealers that participate in the offering. However, offering expenses borne by the Fund are not considered to be “items of value” under FINRA Rule 5110 since they are expenses borne by the Fund or its investment adviser and are not payable to the dealer manager or a broker-dealer that participates in the offering. Therefore, the 1.0% of offering expenses is not part of the sales load of 8.0% that is payable to the dealer manager and broker-dealers that participate in the offering. As a result, the Fund complies with FINRA Rule 5110. In addition, the Fund notes that the last sentence in footnote 2 is unrelated to the amount of underwriting compensation permitted under FINRA rules. Footnote 2 relates to all up-front expenses borne by an investor in connection with his/her purchase of Class A shares in the offering. As a result, the Fund does not believe it is appropriate to include the last sentence as a separate bullet point on the prospectus cover page.

Phone: 202.408.5153 | www.mmmlaw.com

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Ashley Vroman-Lee

U.S. Securities and Exchange Commission

January 18, 2018

2.	We refer to the sixth bullet on the prospectus cover page. Briefly explain what a “blind pool” is either here or in the summary section.

Response: The Fund has provided the requested disclosure on page 19 of the Prospectus.

3.	We refer to the third to last bullet on the prospectus cover page. Please tell us if any portion of the distributions paid by the Fund during the last year constituted a return of capital.

Response: The Fund advises the Staff that no portion of the distributions paid during the last year have constituted a return of capital.

Summary of Terms

4.	The principal risk disclosure does not describe the fact that investments in bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws. Explain if you have considered adding this risk as a principal risk of investing in the Fund. What is the basis for this determination if you have determined that this is not a principal risk? Otherwise revise to include this risk as a principal risk.

Response: The Fund advises the Staff that investing in bank loans is not a principal investment strategy. Please see disclosure on page B-5 of the SAI. Disclosures found under “Investment Objective and Policies” in the SAI refer to strategies that are not principal investment strategies of the Fund.

5.	Please explain in plain English the terms “second lien loan” and “subordinated debt.”

Response: The Fund directs the Staff to pages 3 and 32 of the Prospectus, “Summary of Terms—Investment Types,” where “Mezzanine Debt” is also referred to as “Subordinated Debt.” The Fund has revised its disclosure on pages 3 and 32 to include a separate sub-heading for “Second Lien Debt.”

6.	We note that you intend to invest in companies that have between $5 million and $50 million in EBITDA and/or $25 million and $750 million in revenues. Please include risk disclosure related to investments in small cap companies or tell us why you do not believe your portfolio investments are in small cap companies.

Response: The Fund advises the Staff that it does not generally intend to invest in listed securities and, therefore, reference to “small cap” companies is not relevant to the Fund’s investment strategy. Market capitalization is measured by taking the total number of shares outstanding and multiplying such number by the market price per share. Since the companies that the Fund generally invests in either do not have a public market share price or sufficient liquidity on a secondary exchange to justify the market price, the Fund does not believe that market capitalization is a good measurement for the companies in which it intends to invest. The Fund has included significant disclosures regarding the risks inherent in investing in private companies whose shares are not listed on a national securities exchange and, separately, risks related to investing in “middle-market companies” that it defines as companies with EBITDA of between $5 million and $50 million and revenues of between $25 million and $750 million. The Fund believes that this definition is consistent with industry sources. Please see risk factors under the heading, “Types of Investments and Related Risks—Risks Related to Investment Strategies and Fund Investments” beginning on page 40 of the Prospectus.

Ashley Vroman-Lee

U.S. Securities and Exchange Commission

January 18, 2018

7.	We refer to the last sentence of the second paragraph on p. 2. How many CDOs does the Fund plan to invest in and what portion of the Fund’s total assets are expected to be comprised of CDOs? Based on your response we may have further comments.

Response: The Fund directs the Staff to page 2 of the Prospectus where it states that the Fund may “to a lesser extent, also invest selectively” in broader syndicated loans and CDOs. Since these investment types are not part of the Fund’s 80% policy, they will at all times comprise less than 20% of the Fund’s total assets. The Fund has not set a target level of investments in CDOs and only intends to invest in CDOs on an opportunistic and selective basis. As a result, the Fund believes its existing disclosure regarding CDOs, including the risk disclosure found on page 47 of the Prospectus is appropriate. As noted in the Fund’s response to Comment No. 12 below, the Fund has included a cross-reference to the risk disclosure related to CDOs on pages 3 and 32 under “Types of Investments.”

8.	We refer to your description of non-U.S. securities on page 2. We do not believe that the test of a non-U.S. security is sufficient. We think (i) and (ii) cannot stand on their own. For example, just having a principal office in a foreign country alone cannot satisfy the test. We suggest changing the “or” to “and” or to revise the test.

Response: The Fund has revised its disclosure in all relevant locations with respect to how it determines whether an investment is a non-U.S. security.

9.	Please advise as to whether the Fund will invest in emerging markets? If yes, provide relevant disclosures.

Response: The Fund advises the Staff that it does not intend to invest in emerging markets and has not included disclosure regarding emerging markets. The Fund has removed its reference to emerging markets previously found on page 47 of the Prospectus.

10.	We note that the Fund will invest substantial amounts in “junk securities.” Later in the Registration Statement, on page 43, you state that the Fund may invest in financially distressed companies. Please include financially distressed companies in the summary section of the Prospectus if this is a principal investment strategy.

Response: The Fund advises the Staff that investing in financially-distressed investments is not a principal investment strategy of the Fund. Disclosure relating to financially-distressed companies can be found on page B-5 of the SAI. Disclosures found under “Investment Objective and Policies” in the SAI refer to strategies that are not principal investment strategies of the Fund.

Ashley Vroman-Lee

U.S. Securities and Exchange Commission

January 18, 2018

11.	Please advise as to whether the Fund will invest in 3(c)(1) and 3(c)(7) funds.

Response: The Fund advises the Staff that it does not intend to invest in 3(c)(1) or 3(c)(7) funds and has not included disclosure regarding such investments.

12.	Under “Investment Types” on page 3, please include descriptions of CDOs, CLOs and CBOs.

Response: The Fund refers to its response to Comment No. 7 above. Since investments in CDOs are not included within the Fund’s 80% policy, the Fund believes that including descriptions under this section would give these investments too much weight. The Fund has included a cross-reference to the risk disclosure related to CDOs in response to the Staff’s comment.

13.	We refer to “Market Opportunities–Large Pools of Uninvested Private Equity Capital Should Drive Future Transaction Velocity” on page 4. We note that you intend to co-invest with private equity sponsors. We do not see an exemptive relief order on file. Please supplementally explain what it means “to invest alongside” a third party and advise as to why you do not need to obtain exemptive relief to do so.

Response: The Fund directs the Staff to its disclosure on page 5 of the Prospectus and elsewhere where it states that the Fund may invest alongside “unaffiliated” private equity sponsors. The Fund notes that exemptive relief is not required to co-invest with, or invest alongside, entities that are not affiliates of the Fund’s investment adviser or investment sub-adviser.

14.	We refer to “Market Opportunities–Growth-Oriented Companies Typically Pursue Senior Secured Unitranche Loans and Mezzanine Debt as Cost Efficient Capital” on page 5. Please describe what “a catalyst to do so” to achieve revenue growth means.

Response: The Fund has revised its disclosure on page 5 of the Prospectus and in all other relevant locations in response to the Staff’s comment.

15.	We refer to “Competitive Advantages–Minimize Portfolio Concentration” on page 6. Fundamental concentration policy does not permit concentration. Please revise to state that the Fund will not concentrate in any industry.

Response: The Fund has included disclosure on page 6 in response to the Staff’s comment.

16.	We refer to “Use of Proceeds” on page 8. This section currently states that the Fund expects to make investments within three to six months of receipt of offering proceeds. Since the Fund expects that the investment period may exceed three months, please explain the reason for the expected delay. See Guide 1 to Form N-2.

Response: The Fund has included disclosure on page 30 in response to the Staff’s comment.

17.	We refer to “BASE MANAGEMENT AND INCENTIVE FEES” on page 9. We believe the description of portfolio company fees is very broad. Please explain what is included within diligence and consulting fees.

Response: The Fund notes that the reference to diligence fees and consulting fees is in reference to “other income” generated by the Fund in connection with its calculation of “pre-incentive fee net investment income.” The Fund may earn diligence fees in connection with performing diligence on a particular investment opportunity, and it may generate consulting fees to the extent it provides managerial assistance to a portfolio company. The Fund does not anticipate that these fees will be material or earned on a regular basis, but to the extent they are earned, they will be included as “pre-incentive fee net investment income.” The Fund further notes that the description of the calculation of the incentive fee is consistent with the Investment Advisory Agreement.

Ashley Vroman-Lee

U.S. Securities and Exchange Commission

January 18, 2018

18.	We refer to “BASE MANAGEMENT AND INCENTIVE FEES” on page 9. We note the reference to “any interest expense and dividends paid on any issued and outstanding preferred stock.” Later in the Registration Statement the Fund discloses that it will not issue preferred stock. We note that disclosures relating to preferred stock appear in a number of locations, including under the Section “Description of Capital Structure.” Please consider whether references to preferred stock are appropriate in light of the Fund’s intention not to issue preferred stock.

Response: The Fund has included disclosure on page 81 in response to the Staff’s comment. On a broader level, however, the Fund advises the Staff that even though it has no current intention to issue shares of preferred stock, it believes that Item 10 of Form N-2, specifically Instruction 3 to Item 10, requires that the Fund include disclosures regarding each class of capital stock that it may issue pursuant to its governing documents.

19.	We refer to “Risk FACTORs” on page 18. There are multiple pages and over 30 separate risk factors listed. Please consider combining or revising these for easier reading.

Response: The Fund has reviewed the summary risk disclosure and removed certain risk factors in response to the Staff’s comment.

20.	We refer to the fifth bullet on page 21. The disclosure states that the adviser is a new entity and has no prior experience. Please confirm this is true since the Fund was formed in 2016.

Response: The Fund advises the Staff that its investment adviser was formed on September 29, 2016 but was not required to register until the Fund commenced operations, which occurred on August 18, 2017 when the Fund met the minimum offering requirement by receiving subscriptions aggregating at least $3,000,000 in its public offering. Therefore, the Fund believes it is accurate to say that its investment adviser is a new entity that has no prior experience serving as an investment adviser to a registered investment company.

Summary of Fees and Expenses

21.	We note that the FINRA cap on underwriting compensation is 8.5% and that Class A shareholders will pay 8.0% in sales load and 1.0% in offering costs. Please advise as to why this fee structure does not exceed the FINRA cap on underwriting compensation.

Response: The Fund advises the Staff that, as a registered closed-end fund that is not operated as an interval fund, its compensation arrangements are subject to FINRA Rule 5110, rather than FINRA Rule 2341, which applies to open-end investment companies and interval funds. Therefore, the FINRA cap on underwriting compensation applicable to the Fund’s offering is 8.0%, not 8.5%. FINRA Rule 5110 includes within the 8.0% cap all “items of value” that are paid to the dealer manager and other broker-dealers that participate in the offering. Offering expenses borne by the Fund are not considered to be “items of value” under FINRA Rule 5110 since they are expenses borne by the Fund or its investment adviser and are not payable to the dealer manager or a broker-dealer that participates in the offering. Therefore, the 1.0% of offering expenses is not part of the sales load of 8.0% that is payable to the dealer manager and broker-dealers that participate in the offering. As a result, the Fund complies with FINRA Rule 5110. In addition, FINRA reviewed the terms of the Fund’s offering and issued a “No Objections Letter” prior to the Registration Statement being declared effective.

Ashley Vroman-Lee

U.S. Securities and Exchange Commission

January 18, 2018

Investment Objective, Strategies and Opportunities

22.	We refer to your disclosure under the heading “Investment Guidelines for Evaluating Investment Opportunities” on page 35. Please explain what you mean by “predictable exits.”

Response: The Fund has clarified its disclosure on page 37 to better explain the concept of “predictable exits.”

23.	We refer to your disclosure under the heading “Transaction Sourcing and Investment Process” on page 36. The disclosure states that the Adviser will source investments from a variety of different investment sources. Please include applicable risks for several of these sources (for example, “private equity sponsors,” “fundless sponsors,” “family offices,” and “debt advisory firms”) or tell us why you do not believe risk disclosure is appropriate.

Response: The Fund has considered the Staff’s comment but does not believe that it is practicable or appropriate to include risk disclosure regarding the potential sources of investment opportunities. Specifically, the Fund does not believe that there are specific risks associated with sourcing an investment opportunity from a family office versus a private equity sponsor or a debt advisory firm. The primary risks associated with any investment relate to the portfolio company itself, not the type of entity that may have brought the investment opportunity to the Adviser or the Sub-Adviser. In each case, there may be reputational risks associated with investing alongside a particular family office, private equity firm or debt advisory firm, but such risks are not tied to the type of entity, but rather to the entity itself. As a result, the Fund does not believe that the inclusion of risk disclosure on this point would be meaningful to investors.

Types of Investments and Related Risks

24.	We refer to the risk factor entitled “Mezzanine Investments Risk” on page 42. The disclosure regarding mezzanine debt states these investments have significant indebtedness ranking ahead of them, all or a significant portion of which may be secured. Please include this disclosure in the “Summary of Terms” section of the Prospectus. To the extent you have included such disclosure, please advise as to where we can find such disclosure.

Response: The Fund has reviewed its disclosure and determined to remove the language found on page 45 identified by the Staff. The Fund believes that the statement regarding significant indebtedness, all or a significant portion of which is secured is not necessarily representative of the investments it makes.

Ashley Vroman-Lee

U.S. Securities and Exchange Commission

January 18, 2018

25.	We believe that the Fund should have a specific risk factor related to investing in floating-rate loans. This risk is currently included within the risk factor entitled “Interest Rate Risk”. Because investing in floating-rate loans is a primary investment strategy, the risk should be included with its own heading.

Response: The Fund advises the Staff that its investment strategy involves investments in both floating rate and fixed rate loans. The Fund has included a new risk factor on page 44 that addresses risks associated with floating rate and fixed rate loans.

Plan of Distribution

26.	We note that the table under Class A shares shows 6% Selling Commissions and 2% Dealer Manager Fees. Please advise as to how this is consistent with the summary fees and expenses table?

Response: The Fund advises that the 8.0% “sales load” included in the Summary Fees and Expenses Table for Class A shares includes selling commissions of 6.0% and dealer manager fees of 2.0%. Therefore, the disclosures related to Class A shares in “Plan of Distribution” and “Summary Fees and Expenses” are consistent.

Distributions

27.	Pease confirm that shareholders pay no expenses under the DRP.

Response: The Fund confirms that shareholders will pay no expenses under the DRP. Please see page 104 of the Prospectus under “Distributions—Distribution Reinvestment Plan.”

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Please do not hesitate to contact the undersigned at 202-216-4812 if you have any additional questions.

Sincerely Yours,

MORRIS, MANNING & MARTIN, LLP

By: /s/ Owen J. Pinkerton

Name: Owen J. Pinkerton

cc:	Richard Gann, Esq.
Gustav Bahn, Esq.